August 15, 2018

Andrew J. Paul
Chief Executive Officer
Corsair Gaming, Inc.
47100 Bayside Pkwy
Fremont, CA 94538

       Re: Corsair Gaming, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 10, 2018
           CIK No. 0001743759

Dear Mr. Paul:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted August 10, 2018

Our Growth Strategy, page 7

1. We note your response to comment 2. It appears from your chart on page six that you have calculated the U.S. market share of four key categories of your gaming PC components group. It also appears that you based your calculation of your "Cooling
       Solutions" U.S. market share upon NPD Group data, per the key to the chart. Given the information already disclosed, please approximate your market share for gaming PC components or disclose in the prospectus why the company only provides comparable data for the gaming PC peripherals group.
 Andrew J. Paul
Corsair Gaming, Inc.
August 15, 2018
Page 2

        You may contact Claire Delabar, Senior Staff Accountant, at (202) 551-3349 or Terry
French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-
Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



FirstName LastNameAndrew J. Paul                          Sincerely,
Comapany NameCorsair Gaming, Inc.
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